UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated July 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: July 12, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-16 July 12, 2007

PORTAL OPTIONS STRATEGIC URANIUM – VANADIUM EXPLORATION LAND

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce that it has entered into an option agreement under which it has the right to acquire, subject to regulatory approval, approximately 419 hectares (1.6 square miles) of private fee land and BLM claims of prospective uranium exploration ground in the Slick Rock Mining District, San Miguel County, Colorado, USA. The claims are strategically located within 1-3 miles of six past producing or presently developing mines with recorded production or resources ranging from 100,000 tonnes to 800,000 tonnes with an average grade of 0.20 - 0.30% uranium and 1.5 - 2.0 % vanadium (Reference Radioactive Mineral Occurrences of Colorado Bulletin 40, 1978).

The Slick Rock Mining District is located in the southern portion of the Uravan Uranium – Vanadium Belt  which has produced approximately 84 million pounds of uranium and 220 million pounds of vanadium from 1936 to 1984 (Colorado Geological Survey Publication Fall 2006). The deposits within this district are located within the upper part of the Salt Wash Member of the Morrison Formation which is the principal host for mineralization. The productive Salt Wash sandstone member is estimated to occur at a depth of 500-600 feet below the surface on the optioned claims. The uranium bearing channel deposits previously mined have a strong southwest lineation. One deposit presently being explored by an underground adit is immediately adjacent to the optioned claims.

Terms of the option include cash payments of US$101,000 with US$51,000 payable on signing, the issuance of 100,000 common shares of Portal Resources Ltd. upon regulatory approval and cumulative work commitments of US$445,000 over a three year period with a minimum of US$100,000 in each year to earn a 60% interest. A further 15% interest can be earned through the expenditure of an additional US$250,000 over the following two years. If either party dilutes to less than a 10% working interest, it will be converted to a 2% net proceeds royalty of which 1% can be purchased for US$1 million by the majority partner.

Portal is working with the owners of the optioned claims to acquire additional properties within this highly productive uranium-vanadium belt.

“This acquisition in Colorado is a strategic step in acquiring additional high potential uranium projects within areas of known resources or production to add to Portal’s uranium project portfolio in Chubut and Mendoza Provinces, Argentina” stated David Hottman, Chairman.

An exploration program consisting of widely spaced drilling is planned on the project.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.